[ON CHAPMAN AND CUTLER LLP LETTERHEAD]

June 29, 2020

VIA EDGAR CORRESPONDENCE

Ryan Sutcliffe

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Funds, Inc.
File Nos. 033-16905 and 811-05309

Dear Mr. Sutcliffe

This letter responds to your comments given during a telephone conversation with our office on June 23, 2020, regarding the registration statement filed on Form N-1A for Nuveen Investment Funds, Inc. (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on May 8, 2020, which relates to Nuveen Credit Income Fund (the “Fund”), a series of the Trust. The prospectus and statement of additional information for the Fund will be revised in response to your comments; please see Appendix A to this response letter to see the changed disclosure.

PROSPECTUS

COMMENT 1 — FUND SUMMARY

What percentage of the Fund’s portfolio will change as a result of the changes in name, investment objective and principal investment strategies? Please describe the board’s consideration and approval process regarding these changes.

RESPONSE TO COMMENT 1

As a result of the changes to the name, investment objective and principal investment strategy, management estimates that approximately 30-50% of the Fund’s portfolio will be turned over within six months of the changes to the Fund’s name, investment objective and principal investment strategies.

In reviewing management’s proposal over the course of multiple meetings, the Fund’s board of directors considered the Fund’s current investment strategies, performance and limited opportunities for growth. Previously, the board decided that a merger would be the best option to address these concerns; however, the merger proposal failed due, in part, to management’s inability to directly solicit a significant percentage of shareholders who were classified as “objecting beneficial owners” (“OBOs”). After weighing various options, which included liquidation or a second merger attempt, the board decided it would be in the best interest of shareholders to expand the current investment strategies of the Fund to allow for a more diversified, multi-sector credit offering in hopes of creating better opportunities for risk-adjusted returns while capturing the correlation benefits of exposure outside of traditional high yield corporate credit. If better returns are achieved, this may allow the Fund to grow over time and produce expense savings for the existing shareholders.

COMMENT 2 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

Please confirm that the fees are current with reference to the changes in name, investment objective and investment strategy.

RESPONSE TO COMMENT 2

Management confirms that the fees are current and have not changed in light of the changes in name, investment objective and investment strategy.

COMMENT 3 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

Please provide an explanation as to why the other expenses for Class R3 shares needed to be restated.

RESPONSE TO COMMENT 3

In the course of preparing the N-1A, management discovered that certain expenses had been incorrectly allocated for financial reporting purposes (but not for NAV calculation purposes), causing the Class R3 expense ratio reflected in the financial highlights to be 0.01% over its stated expense cap for the fiscal year. The other expenses for Class R3 shares were therefore restated by 0.01% to reflect the current expense cap.

COMMENT 4 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

With regard to the fee waivers and expense reimbursements, please confirm whether there are any recoupment arrangements.

RESPONSE TO COMMENT 4

Management confirms that there are no recoupment arrangements.

COMMENT 5 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

Please provide supplementally a summary of the changes to the principal investment strategies.

RESPONSE TO COMMENT 5

The Fund has changed its policy under Rule 35d-1 under the Investment Company Act of 1940, as amended, from investing at least 80% of the sum of its net assets and the amount of any borrowings for investment purposes in bonds rated below investment grade at the time of purchase or in unrated bonds of comparable quality to investing at least 80% of the sum of its net assets and the amount of any borrowings for investment purposes in credit and credit-related instruments. Additionally, the following table shows the changes in investment limitations for the types of securities in which the Fund may invest. For any type of security not listed below but described in the principal investment strategy, the Fund has not changed its investment strategy with respect to that type of security.

Type of security	Previous limitation	Current limitation
High yield securities	At least 80%	At least 65%
Fixed and floating rate loans (including senior loans and secured and unsecured junior loans)	Up to 20%	Up to 30%
Mortgage-backed securities	Permissible as a non-principal investment strategy	Permissible as a principal investment strategy
Asset-backed securities	Permissible as a non-principal investment strategy	Permissible as a principal investment strategy
Collateralized loan obligations	Not permissible	Permissible as a principal investment strategy
U.S. government securities	Permissible as a non-principal investment strategy	Permissible as a principal investment strategy
Debt obligations issued by governmental and corporate issuers located in emerging market countries	Up to 20%	Up to 30%

COMMENT 6 — FUND SUMMARY — PRINCIPAL RISKS

We note that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. See ADI 2019-08 on improving principal risks disclosure.

RESPONSE TO COMMENT 6

Management believes that listing the principal risk disclosures alphabetically facilitates an investor’s ability to find and compare risks against the risks of other funds and also eliminates any subjective arguments as to the importance of certain risk disclosures. Investors are notified of this rationale in the introductory paragraph. As such, management respectfully declines to make the requested revision.

COMMENT 7 — FUND SUMMARY — PRINCIPAL RISKS

It appears that some of the securities held by the Fund may pay interest based on LIBOR, which is expected to be discontinued after 2021. Please either disclose the risks associated with the discontinuation of LIBOR or explain to us why you believe the discontinuation of LIBOR is not a principal risk of the Fund.

RESPONSE TO COMMENT 7

Disclosure regarding the discontinuation of LIBOR can be found in the section of the statutory prospectus describing the Fund’s principal risks (see “How We Manage Your Money – What the Risks Are – Principal Risks – Loan risk”). The following sentence summarizing this risk has been added to the disclosure regarding loan risk in the summary prospectus:

The Fund’s investments in floating rate loans that pay interest based on the London Inter-Bank Offered Rate (LIBOR) may experience increased volatility and/or illiquidity during the transition away from LIBOR, which is scheduled to be phased out by the end of 2021.

COMMENT 8 — FUND SUMMARY — PRINCIPAL RISKS

Please explain why illiquid investment risks a principal risk of the Fund.

RESPONSE TO COMMENT 8

As noted in the response to comment 5 above, the Fund has increased its ability to invest in certain credit and credit-related instruments, including lower-rated or unrated securities across multiple sectors, including corporate, securitized and emerging markets. As a result, the Fund may have increased exposure to illiquid investments as compared to its current portfolio. However, the Fund will not invest more than 15% of its assets in illiquid investments at the time of purchase.

COMMENT 9 — FUND SUMMARY — PRINCIPAL RISKS

We note that the Fund may invest in exchange-traded funds (“ETFs”) as a principal investment strategy. Please disclose the risk that the ETF’s market price may deviate from the value of the ETF’s underlying portfolio holdings, particularly in times of market stress with the result that the investors may pay significantly more or receive significantly less than the underlying value of the ETF’s shares bought or sold. For clarity, consider disclosing that this can be reflected as a spread between the bid and ask prices for the ETF quoted during the day or a premium or discount in the closing price from the ETF’s net asset value.

RESPONSE TO COMMENT 9

The following risk factor has been added as a principal risk of the Fund in the summary prospectus:

ETF Risk—An ETF is subject to the risks of the underlying securities that it holds. In addition, for index-based ETFs, the performance of an ETF may diverge from the performance of such index (commonly known as tracking error). ETFs are subject to fees and expenses (like management fees and operating expenses) that do not apply to an index, and the Fund will indirectly bear its proportionate share of any such fees and expenses paid by the ETFs in which it invests. Moreover, ETF shares may trade at a premium or discount to their net asset value. As ETFs trade on an exchange, they are subject to the risks of any exchange-traded instrument, including: (i) an active trading market for its shares may not develop or be maintained, (ii) market makers or authorized participants may decide to reduce their role or step away from these activities in times of market stress, (iii) trading of its shares may be halted by the exchange, and (iv) its shares may be delisted from the exchange.

Management believes that this risk factor adequately conveys the key risks to which the Fund and its shareholders are exposed by investing in ETFs.

COMMENT 10 — FUND SUMMARY — PRINCIPAL RISKS

Please disclose the risk that an active trading market for shares of the ETF may not develop or be maintained. Please also note that in times of market stress, market makers or authorized participants may step away from their respective roles in making a market for shares of the ETF and in executing purchase or redemption orders and that this in turn, could lead to variances between the market price of the ETF’s shares and the underlying value of those shares.

RESPONSE TO COMMENT 10

Please see the response to comment 9.

COMMENT 11 — FUND SUMMARY — PRINCIPAL RISKS

Please confirm whether the securities underlying the ETFs are traded outside of a collateralized settlement system. If so, please disclose that. There are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis. Please also disclose that the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participants steps forward to do so, there may be significantly diminished trading of the ETF’s shares. In addition, please note that this could in turn lead to differences of the market prices of the ETF’s shares and the underlying value of those shares.

RESPONSE TO COMMENT 11

Please see the response to comment 9.

COMMENT 12 — FUND SUMMARY — PRINCIPAL RISKS

Please disclose that where all or a portion of the ETF’s underlying securities trade in a market that is closed, when the market in which the ETF’s shares are listed and trading and that market is open, there may be changes between that last quote from its closed foreign market and the value of such security during the ETF’s domestic trading day. In addition, please note that this could in turn lead to differences of the market price of the ETF’s shares and the underlying value of those shares.

RESPONSE TO COMMENT 12

Please see the response to comment 9.

COMMENT 13 — FUND SUMMARY — PRINCIPAL RISKS

Please disclose that in stressed market conditions, the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings. Please also note that this adverse effect on liquidity for the ETF’s shares in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

RESPONSE TO COMMENT 13

Please see the response to comment 9.

COMMENT 14 — FUND SUMMARY — PRINCIPAL RISKS

Please disclose that purchases and redemptions of creation units primarily with cash rather than through in-kind delivery of portfolio securities may cause the ETF to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. In addition, please disclose that these costs could be imposed on the ETF and thus decrease the ETF’s net asset value to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

RESPONSE TO COMMENT 14

Please see the response to comment 9.

COMMENT 15 — FUND SUMMARY — FUND PERFORMANCE

Please make note that this Fund performance represents that of a previous investment objective and strategy.

RESPONSE TO COMMENT 15

The disclosure will be revised as requested in response to this comment.

COMMENT 16 — FUND SUMMARY — FUND PERFORMANCE

Please explain whether the Fund intends to change its broad-based index comparison.

RESPONSE TO COMMENT 16

The Fund does not intend to change its broad-based index comparison as a result of the changes to the name, investment objective and investment strategies.

STATEMENT OF ADDITIONAL INFORMATION

COMMENT 17 — SERVICE PROVIDERS – PORTFOLIO MANAGERS

Please complete the tables under “Other Account Managed” and “Beneficial Ownership of Securities” with required disclosure information as of an appropriate date.

RESPONSE TO COMMENT 17

The disclosure will be revised as requested in response to this comment.

COMMENT 18 — CAPITAL STOCK

Please update the chart to provide the 5% ownership information as of a specified date no more than 30 days prior to the date of filing.

RESPONSE TO COMMENT 18

The disclosure will be revised as requested in response to this comment.

COMMENT 19 — FINANCIAL STATEMENTS

We note that the Fund’s annual and semi-annual reports are incorporated by reference into the statement of additional information. Rule 411 under the Securities Act of 1933, as amended, and Rule 0-4 under the Investment Company Act of 1940, as amended, require the hyperlinking of both exhibits and other information incorporated by reference into a registration statement if they are publicly available on EDGAR.

RESPONSE TO COMMENT 19

Both the annual and semi-annual reports will be hyperlinked in the next registration statement filing.

SIGNATURES

COMMENT 20

We note that the powers of attorney authorizing certain individuals to sign on behalf of the directors are incorporated by reference. Rule 411 under the Securities Act of 1933, as amended,

and Rule 0-4 under the Investment Company Act of 1940, as amended, require the hyperlinking of these documents and other information incorporated by reference into a registration statement if they are publicly available on EDGAR.

RESPONSE TO COMMENT 20

The powers of attorney will be hyperlinked in the next registration statement filing.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren